Exhibit 99.2

IMA203 PRAME Cell Therapy in Advanced Melanoma - Phase 1b Dose Expansion Clinical Data Update May 31, 2025 Data cut - off April 7, 2025 Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution.

Background and Key Takeaways • Frequent recurrence and limited long - term survival with unresectable or metastatic melanoma highlight the critical need for new treatments that deliver deeper, more durable responses 1 - 3 • IMA203 is a PRAME - directed TCR T - cell therapy engineered to recognize an intracellular PRAME - derived peptide presented by HLA - A*02:01 on the cell surface and initiate a potent and specific anti - tumor response 4 • IMA203 exhibited favorable tolerability, with anticipated lymphodepletion - associated cytopenias, mostly mild - to - moderate CRS, infrequent ICANS, and no IMA203 - related grade 5 events • One - time infusion of IMA203 has promising clinical activity in heavily pretreated patients with metastatic melanoma (n=33): – cORR: 56% (18/32) – mDOR: 12.1 mo (range: 1.8+, 32.6+) at mFU of 13.4 mo – mPFS: 6.1 mo (range: 1.4, 34.0+) at mFU of 14.4 mo – mOS: 15.9 mo (range: 2.4, 34.2+) at mFU of 14.4 mo • Encouraging activity was seen in both cutaneous melanoma (cORR 50%) and uveal melanoma (cORR 67%) 1 Mooradian MJ, et al. Oncology (Williston Park). 2019;33:141 - 148. 2 Hamid O, et al. Ann Oncol. 2019;30:582 - 588. 3 Goldinger SM, et al. Eur J Cancer. 2022;162:22 - 33. 4 Wermke M, et al. Na t Med. 2025; doi: 10.1038/s41591 - 025 - 03650 - 6 [online ahead of print]. cORR, confirmed objective response rate; CRS, cytokine release syndrome; ICANS, Immune effector cell - associated neurotoxicity syndrome ; mDOR, median duration of response; mFU, median follow - up; mPFS, median progression - free survival; mOS, median overall survival 2 Data cut - off Apr 7, 2025 ASCO 2025

PRAME Is Expressed in More Than 50 Cancers

Indication
Cutaneous Melanoma
Endometrioid Endometrial Carcinoma
Uterine Carcinosarcoma
Synovial Sarcoma
Acral Melanoma
Uveal Melanoma
Mucosal Melanoma
Endometrial Clear Cell Carcinoma
Endometrial Serous Carcinoma
Ovarian Serous Cystadenocarcinoma
Ovarian Clear Cell Carcinoma
Ovarian Endometrioid Carcinoma
Head and Neck Salivary Duct Carcinoma
Adenoid Cystic Carcinoma
Neuroblastoma
Malignant Rhabdoid Tumor
Wilms Tumor (Nephroblastoma)
Squamous Cell NSCLC
Triple Negative Breast Carcinoma (TNBC)
Cervical Adenosquamous Cell Carcinoma
Large Cell Neuroendocrine Lung Carcinoma (LCNEC)
Basal Cell Carcinoma
Mucoepidermoid Carcinoma
Large Cell Lung Carcinoma (LCLC)
Spindle Cell Melanoma
Testicular Germ Cell Tumor (Seminoma and Non-Seminoma)
Myxoid Liposarcoma
Angiosarcoma
Small Cell Lung Cancer (SCLC)
Esophageal Small Cell Carcinoma
Cutaneous Squamous Cell Carcinoma
Thymoma
Merkel Cell Carcinoma
Endometrial Sarcoma
Esophageal Squamous Carcinoma
Esophageal Adenosquamous Carcinoma
Kidney Renal Papillary Cell Carcinoma
Malignant Peripheral Nerve Sheath Tumor (MPNST)
Cholangiocarcinoma
Cervical Adenocarcinoma
Head and Neck Salivary Gland Carcinoma
Osteosarcoma
HER2-Enriched Breast Carcinoma
Embryonal Rhabdomyosarcoma
Adenosquamous NSCLC
Diffuse Large B-cell Lymphoma (DLBCL)
Sarcomatoid Carcinoma of the Lung
Adenocarcinoma NSCLC
Head and Neck Squamous Cell Carcinoma (HNSCC)
Alveolar Rhabdomyosarcoma
Ovarian Mucinous Carcinoma
Adrenocortical Carcinoma
Kidney Renal Clear Cell Carcinoma
Hepatocellular Carcinoma
Bladder Urothelial Carcinoma
Cervical Squamous Cell Carcinoma
Non-Squamous Anal Carcinoma
Pancreatic Neuroendocrine Adenocarcinoma
Prostate Neuroendocrine Adenocarcinoma
Liposarcoma
Undifferentiated Pleomorphic Sarcoma
Acute Myeloid Leukemia (AML)
Ewing Sarcoma
Ovarian Leiomyosarcoma
Breast Carcinoma, Luminal A
Breast Carcinoma, Luminal B
Squamous Anal Carcinoma
Stomach Adenocarcinoma
Esophageal Adenocarcinoma
Fibrosarcoma
Anaplastic Thyroid Carcinoma
(...)

≥95 % ≥10 %

PRAME prevalence in selected indications

Indication	% PRAME+ patients[1]
Cutaneous Melanoma	95%
Uterine Carcinoma	95%
Uterine Carcinosarcoma	95%
Synovial Sarcoma	95%
Uveal Melanoma	90%
Mucosal Melanoma	90%
Ovarian Carcinoma Subtypes	85%
Squamous Cell NSCLC[2]	70%
Triple-negative Breast Carcinoma	65%
Small Cell Lung Cancer	45%
Esophageal Carcinoma Subtype	45%
Kidney Carcinoma Subtype	40%
Cholangiocarcinoma	35%
HER2-Enriched Breast Carcinoma	30%
Adenocarcinoma NSCLC[2]	25%
Head & Neck Squamous Cell Carcinoma	25%
Hepatocellular Carcinoma	20%
Bladder Carcinoma	20%

Precision targeting of PRAME


IMA203
PRAME-HLA-A*02:01 complex
Intracellular PRAME
Other proteins
Proteasome
Peptides
Engineered PRAME-specific TCR
HLA-A*02:01

[1] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided expression threshold applied to RNAseq and/or IHC data (approximate values, values between 95-100% shown as 95%); [2] NSCLC: Non-small cell lung cancer;

3

Phase 1 Study Design: IMA203 in Advanced Solid Tumors Expressing PRAME

Key Objectives

Primary:
- Tolerability
- Determination of RP2D (Phase 1a)

Secondary:
- IMA203 T cell engraftment, persistence
- Efficacy

Key Eligibility Criteria

- Confirmed advanced and/or metastatic solid tumor
- Patients ≥ 18 years of age
- ECOG performance status 0-1
- HLA-A*02:01 and PRAME positive
- Patients having received, or not been eligible for all available indicated SOC treatment
- Adequate organ function
- No active brain metastasis

Patient Journey


SCREENING/MANUFACTURING
TREATMENT / OBSERVATION
FU
HLA-A*02:01 Testing
Blood
Inclusion of HLA-A*02:01-positive patients
Prevalence[1]: US: 41% EU: 48%
Leukapheresis
PRAME Testing
Biopsy or archived tissue
Inclusion of PRAME-positive patients
Manufacturing of IMA203
~2 weeks turnaround time
(applying CD8/CD4 T cell selection, incl. QC release testing)
95% success rate to reach RP2D
IMA203
One-time infusion
Lymphodepletion
Fludarabine 30mg/m²
Cyclophosphamide 500mg/m²
Days -6 to -3
Low Dose IL-2[a]
1m IU SC Days 1-5;
1m IU SC BID Days 6-10

[a] Outpatient administration at investigator's discretion.
BID, twice daily; IU, international unit; ECOG, Eastern Cooperative Oncology Group; FU, follow-up; RP2D, recommended phase 2 dose at 1-10x10⁹ TCR T cells; QC, quality control; SC, subcutaneous; SOC, standard of care.
[1] Gragert et al. 2013 and census numbers. HLA-A*02:01 prevalence in Immatics' clinical trials: US 65% and Germany 55% as of March 2025. Manufacturing success rate as of Apr 7, 2025

Data cut-off Apr 7, 2025
ASCO 2025
4

IMA203 Phase 1 Study: Patient Disposition 5 1 Melanoma efficacy population excludes 1 patient with uveal melanoma with ongoing unconfirmed PR from cORR; 2 Mucosal melanoma n=2, melanoma of unknown primary n=1; RP2D: 1 - 10x10 9 TCR T cells; DL4: 0.2 - 1.2x10 9 TCR T cells/m 2 BSA; DL: dose level. Total Safety Population (N=74) Melanoma Efficacy Population 1 (n=33) n=13 n o n - melan o ma n=3 other melanoma 2 n=14 c u t a n e o us melan o ma n=16 uveal melanoma n=27 Phase 1a Dose Escalation (DL1 - 4) n=1 in Phase 1a started lymphodepletion but did not receive IMA203 n=46 Phase 1b Dose Expansion (RP2D) RP2D defined at 1 - 10x10 9 TCR T cells Data cut - off Apr 7, 2025 ASCO 2025

IMA203 Phase 1 Study: Baseline Characteristics & Treatment Experience

Heavily Pretreated Patient Population

Baseline Characteristics	Total Safety Population N=74	Melanoma Efficacy Population: Cutaneous Melanoma n=14	Uveal Melanoma n=16	All Melanoma n=33
Age, median (range)	54 (18, 79)	54.5 (31, 79)	62 (32, 74)	57 (31, 79)
Female, %	52.7	21.4	62.5	48.5
Baseline ECOG status 1, %	51.4	35.7	43.8	39.4
Prior lines of systemic treatment, median (range)	3 (0, 10)	2.5 (1, 5)	2 (0, 6)	2 (0, 6)
Prior ICI treatment, median (range)	---	2 (1, 3)	1 (0, 4)	1 (0, 4)
≥1 line of PD1/CTLA4, %	---	100/64.3	62.5/43.8	81.8/57.6
Prior tebentafusp, %	---	---	62.5	---
Elevated LDH at baseline, %	63.5	64.3	56.3	57.6
Median target lesion sum of diameter, mm (range)	116.1 (15.0, 309.8)	120.5 (15.0, 309.8)	101.6 (30.8, 210.0)	104.0 (15.0, 309.8)
Patients with liver metastasis, %	62.2	64.3	93.8	78.8
Patients with brain metastasis, %	12.2	0.0	0.0	3.0
Metastatic staging, % (CM, MM, UkM only)				
IIIb/IIIc/IVM1a	---	0.0	---	0.0
IVM1b/c/d	---	100.0	---	100.0
Metastatic staging, % (UM only)				
IVM1a	---	---	18.8	---
IVM1b/c/d	---	---	81.3	---

Treatment Experience	Total Safety Population	Cutaneous Melanoma	Uveal Melanoma	All Melanoma
Infused TCR T cell dose (x10^9), median (range)	2.34 (0.078, 10.20)	4.58 (1.30, 10.20)	3.94 (1.62, 8.43)	4.04 (1.30, 10.20)

CM, cutaneous melanoma; ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; MM, mucosal melanoma; TCR, T-cell receptor; UkM, melanoma of unknown primary; UM, uveal melanoma.

Data cut-off Apr 7, 2025
ASCO 2025
6

IMA203 Safety: Adverse Events Occurring in ≥20% of Patients

N=74 Patients Across All Dose Levels in Phase 1a/b (Total Safety Population)

TEAEs in ≥20% of patients

Preferred terms, n (%)	N=74 Any grade	N=74 Grade ≥3
Blood and lymphatic system disorders	73 (98.6)	73 (98.6)
Neutropenia[1]	68 (91.9)	67 (90.5)
Anaemia	57 (77.0)	38 (51.4)
Thrombocytopenia[1]	50 (67.6)	27 (36.5)
Leukopenia	39 (52.7)	38 (51.4)
Lymphopenia	39 (52.7)	39 (52.7)
Gastrointestinal disorders	65 (87.8)	2 (2.7)
Nausea	45 (60.8)	0 (0.0)
Diarrhoea[1]	28 (37.8)	1 (1.4)
Vomiting	25 (33.8)	1 (1.4)
Constipation	23 (31.1)	0 (0.0)
General disorders and administration site conditions	49 (66.2)	2 (2.7)
Fatigue	29 (39.2)	1 (1.4)
Pyrexia	22 (29.7)	1 (1.4)
Edema peripheral	17 (23.0)	0 (0.0)
Investigations	35 (47.3)	10 (13.5)
Aspartate aminotransferase increased	29 (39.2)	5 (6.8)
Alanine aminotransferase increased	28 (37.8)	7 (9.5)
Blood creatinine increased	15 (20.3)	2 (2.7)
Skin and subcutaneous tissue disorders	35 (47.3)	6 (8.1)
Rash	18 (24.3)	0 (0.0)
Rash maculo-popular	18 (24.3)	6 (8.1)
Metabolism and nutrition disorders	33 (44.6)	6 (8.1)
Hyponatraemia	22 (29.7)	3 (4.1)
Hypokalaemia	21 (28.4)	3 (4.1)

Adverse events of special interest

	N=74
CRS, any grade, n (%)	70 (94.6)
Grade 1	27 (36.5)
Grade 2	35 (47.3)
Grade 3[1]	8 (10.8)
Grade 4	0 (0.0)
Grade 5	0 (0.0)
ICANS, any grade, n (%)	10 (13.5)
Grade 1	4 (5.4)
Grade 2	3 (4.1)
Grade 3	3 (4.1)
Grade 4	0 (0.0)
Grade 5	0 (0.0)
HLH, any grade, n (%)	2 (2.7)
Grade 1	0 (0.0)
Grade 2	1 (1.4)
Grade 3	1 (1.4)
Grade 4	0 (0.0)
Grade 5	0 (0.0)

- Tolerability consistent with previous report
- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Expected and manageable CRS, mostly Grade 1/2, consistent with mechanism of action
- Infrequent, manageable, and mostly mild ICANS
- No IMA203-related Grade 5 events
- Tolerability in the melanoma subset generally consistent with the full IMA203 tolerability profile

Patients are counted only once per adverse event and severity classification. [1] Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: CRS, diarrhea; Second patient: neutropenia, thrombocytopenia.
CRS, cytokine release syndrome; ICANS, immune effector cell-associated neurotoxicity syndrome; HLH, hemophagocytic lymphohistiocytosis; TEAE, treatment-emergent adverse event.

Data cut-off Apr 7, 2025
ASCO 2025
7

IMA203: Best Overall Response in Melanoma Efficacy Population 56% Confirmed Objective Responses in Heavily Pretreated Patients with Metastatic Melanoma 8 *Maximum change of target lesions and RECIST1.1 response at different timepoints. 1 Patient out of study due to PD (external assessment); 2 Patient out of study at data - cut (withdrew consent); 3 Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1; Melanoma efficacy population excludes 1 uveal melanoma patient with ongoing unconfirmed PR from cORR; (c)ORR: (confirmed) objective response rate; DCR: disease control rate at week 6; BL: baseline; (c)CR: (confirmed) complete response; (c)PR: (confirmed) partial response; SD: stable disease; PD: progressive disease. n=33 n=3 n=16 n=14 56% (18/32) 1/3 67% (10/15) 50% (7/14) c ORR 64% (21/33) 2/3 69% (11/16) 57% (8/14) O R R 91% (30/33) 3/3 88% (14/16) 93% (13/14) DCR Cutaneous Mela n o ma Uveal Mela n o ma Mela n o ma (other) All Mela n o m a 3 Data cut - off Apr 7, 2025 ASCO 2025

IMA203: Duration of Response in Melanoma Efficacy Population

Prolonged Ongoing Responses up to 2.5+ Years after Treatment

	Cutaneous Melanoma n=14	Uveal Melanoma n=16	All Melanoma[3] n=33
mDOR [mo], (range)	NR (4.2, 32.6+)	11.0 (1.8+, 31.6)	12.1 (1.8+, 32.6+)
mFU [mo]	16.7	13.4	13.4



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
ongoing at month 18
ongoing until month 33
ongoing at month 33
0
3
6
9
12
15
Months post T cell Infusion
Best overall response (RECIST 1.1)
cCR
A-DL5-27
cPR
A-DL4-03
A-DL5-03[1]
A-DL5-13
A-DL5-15
A-DL5-23
A-DL4-07
A-DL4-10
A-DL5-01
A-DL5-10
A-DL5-19
A-DL5-21
A-DL5-24
A-DL5-26
A-DL5-29
A-DL5-32
A-DL5-34
A-DL5-36
PR
A-DL5-22
A-DL5-28
A-DL4-09[2]
SD
A-DL4-04
A-DL4-05
A-DL5-17
A-DL5-25
A-DL5-12
A-DL5-18
A-DL5-20
A-DL5-31
A-DL5-33
PD
A-DL5-14
A-DL4-06
A-DL5-35
Ongoing
Scans at approximately week 6, month 3 and then every 3 months

[1] Patient out of study due to PD (external assessment); [2] Patient out of study at data-cut (withdrew consent); [3] Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown origin n=1; mDOR, median duration of response; mFU, median follow-up; NR, not reached; SD: stable disease; PD: progressive disease; BL: baseline; (c)PR: (confirmed) partial response; (c)CR: (confirmed) complete response

Data cut-off Apr 7, 2025
ASCO 2025
9

IMA203: Survival Outcomes in Melanoma Efficacy Population 10 Median Progression Free Survival Median Overall Survival Data cut - off Apr 7, 2025 ASCO 2025 All 1 Melanoma n=33 Uveal Me l a n o ma n=16 C u t ane o u s Me l a n o ma n=14 6.1 (1.4, 34.0+) 14.4 8.5 (1.4, 32.9) 8.7 6.0 (1.4 , 34.0+) 14.4 mPFS [mo] (range) mFU [mo] All 1 Melanoma n=33 Uveal Me l a n o ma n=16 C u t ane o u s Me l a n o ma n=14 15.9 (2.4, 34.2+) 14.4 16.2 (3.2+, 34.2+) 14.5 13.9 (2.4, 34.0+) 14.4 mOS [mo] (range) mFU [mo] 12 - month OS rate: 61% 6 - month PFS rate: 53% 12 - month PFS rate: 27% 1 Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown origin n=1; PFS and OS censored at data - cut; PFS and OS rate shown as % of evaluable patients at indicated timepoint. mFU, median follow - up; mOS, median overall survival; mPFS, median progression - free survival.

IMA203: Enhanced mPFS of >1 Year in Melanoma Patients with Deep Responses



PFS [%]
100
50
0
0
10
20
30
40
PFS [months]
Log-rank: 0.019

	n	mPFS	mFU
Dose Escalation IMA203	11	2.6	ND
Dose Expansion IMA203 <50% tumor size reduction (inlcuding tumor size increase)	19	5.8	8.7
Dose Expansion IMA203 ≥50% tumor size reduction	14	12.9	19.5

- 42% (14/33) patients in dose expansion have a deep response (≥50% tumor reduction)
- This subgroup of patients has highly medically meaningful mPFS of more than 1 year
- Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses

ND, not defined; mFU, median follow-up; mPFS, median progression-free survival.

Data cut-off Apr 07, 2025 11

17 4 11 23 14 41 n - 46.2% - 22.1% - 62.6% - 54.2% - 44.9% - 48.9% Med i a n s h ri n k a ge IMA203: Responses of Metastases Throughout the Body in Melanoma Efficacy Population Shrinkage in Difficult - to - Treat Target Lesions Including Liver 12 Other: brain, kidney, pelvis, pericardium, pleura, bone, adrenal, retroperitoneum, rectum, soft tissue, gluteal, dorsal Data cut - off Apr 7, 2025 ASCO 2025

IMA203 PRAME Cell Therapy: Conclusions Extended Phase 1 Data Continues to Show Strong Anti - tumor Activity and Durability • IMA203 PRAME - directed TCR T - cell therapy exhibited favorable tolerability, with anticipated lymphodepletion - associated cytopenias, mostly mild - to - moderate CRS, infrequent ICANS, and no IMA203 - related grade 5 events • One - time infusion of IMA203 has promising clinical activity in heavily pretreated patients with metastatic melanoma (n=33): • cORR: 56% (18/32) • mDOR: 12.1 mo (range: 1.8+, 32.6+) at mFU of 13.4 mo • mPFS: 6.1 mo (range: 1.4, 34.0+) at mFU of 14.4 mo • mOS: 15.9 mo (range: 2.4, 34.2+) at mFU of 14.4 mo • Encouraging activity was observed in both cutaneous melanoma (cORR 50%) and uveal melanoma (cORR 67%) • Given its promising Phase 1 profile with high PRAME prevalence in melanoma, a registration - directed Phase 3 trial (SUPRAME; NCT06743126) is underway in previously treated advanced or metastatic cutaneous melanoma cORR, confirmed objective response rate; CRS, cytokine release syndrome; ICANS, Immune effector cell - associated neurotoxicity syndrome; mDOR, median duration of response; mFU, median follow - up; mPFS, median progression - free survival; mOS, median overall survival. 13 Data cut - off Apr 7, 2025 ASCO 2025

SUPRAME: A Randomized Phase 3 Trial of IMA203 PRAME-directed TCR T-cell Therapy vs Investigator's Choice in Unresectable or Metastatic Melanoma post ICI immatics

Actively Enrolling, >50 Sites Planned across North America and Europe

Patient Population:
Unresectable or metastatic melanoma post ICI
N=360

Randomization 1:1

IMA203
n=180

Investigator's choice
n=180

nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel (US), chemotherapy

Primary Endpoint
- PFS

Key Secondary Endpoint
- Overall survival

Secondary Endpoints
- **Efficacy:** ORR
- **Safety:** TESAEs, AEs of special interest
- **Quality of life:** EORTC QLQ-C30 and EQ-5D-5L

Expected timelines of the SUPRAME trial

- December 2024 – SUPRAME Phase 3 trial start
- Q1 2026 – Interim analysis[1]
- Q4 2026 – Final analysis[2]
- Q1 2027 – BLA submission
- Q3 2027 – Launch

[1] A pre-specified interim data analysis will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death) anticipated to occur after approximately 200 patients are enrolled; [2] Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death); ICI: immune checkpoint inhibitor; PFS: progression-free survival; ORR: objective response rate; TESAEs: treatment-emergent serious adverse events; AE: adverse event; EORTC: European Organization for Research and Treatment of Cancer; QLQ-C30: Core Quality of Life questionnaire; EQ-5D-5L: European Quality of Life 5 Dimensions 5 Level Version

14

Thank You to the Patients, their Families and the Participating Clinical Trial Sites

United States


Columbia University
University of Pittsburgh
Fox Chase Cancer Center
MD Anderson Cancer Center
University of Miami Health System

Germany


University Hospital Hamburg
Charité Berlin
University Hospital Dresden
University Hospital Bonn
University Medicine Mainz
University Hospital Würzburg
University Hospital Heidelberg

IMA203 Phase 1 Study
Sponsor: Immatics

Data cut-off Apr 7, 2025
ASCO 2025
15

A p pend i x 16

IMA203 Phase 1 Study: Baseline Characteristics & Treatment Experience

Including Melanoma Dose Escalation Population

Baseline Characteristics	Total Safety Population N=74	Melanoma Dose Escalation Population n=11	Melanoma Efficacy Population n=33
Age, median (range)	54 (18, 79)	51 (18, 72)	57 (31, 79)
Female, %	52.7	45.5	48.5
Baseline ECOG status 1, %	51.4	63.6	39.4
Prior lines of systemic treatment, median (range)	3 (0, 10)	4 (2, 7)	2 (0, 6)
Prior ICI treatment, median (range)	---	2 (1, 4)	1 (0, 4)
≥1 line of ICI treatment, % (n/N)	---	100% (11/11)	81.8 (27/33)
Prior tebentafusp, % (n/N) (UM only)	---	50% (1/2)	62.5 (10/16)
Elevated LDH at baseline, %	63.5	81.8	57.6
Median target lesion sum of diameter, mm (range)	116.1 (15.0, 309.8)	117.5 (37.0, 211.0)	104.0 (15.0, 309.8)
Patients with liver metastasis, %	62.2	54.5	78.8
Patients with brain metastasis, %	12.2	27.3	3.0
Metastatic staging, % (CM, MM, UkM only)			
IIIb/IIIc/IVM1a	3.8 (1/26)	11.1 (1/9)	0.0 (0/17)
IVM1b/c/d	96.2 (25/26)	88.9 (8/9)	100.0 (17/17)
Metastatic staging, % (UM only)			
IVM1a	15.8 (3/19)	0.0 (0/2)	18.8 (3/16)
IVM1b/c/d	84.2 (16/19)	100 (2/2)	81.3 (13/16)

Treatment Experience	Total Safety Population	Melanoma Dose Escalation Population	Melanoma Efficacy Population
Infused TCR T cell dose ($x10^9$), median (range)	2.34 (0.078, 10.20)	0.586 (0.099, 2.09)	4.04 (1.30, 10.20)

ICI: immune checkpoint inhibitor; LDH: lactate dehydrogenase; CM: cutaneous melanoma; MM: mucosal melanoma; UkM: melanoma of unknown primary; UM: uveal melanoma

Data cut-off Apr 7, 2025 17

IMA203: Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion

PFS of 6 Months and OS of 16 Months in Melanoma Efficacy Population

Progression Free Survival



Probability of PFS [%]
100
50
0
0
10
20
30
40
PFS [months]

	N	mPFS
Dose Escalation	11	2.6 months
Dose Expansion	33	6.1 months

Log-rank test: p <0.0001

Overall Survival



Probability of Survival [%]
100
50
0
0
10
20
30
40
OS [months]

	N	mOS
Dose Escalation	11	6.3 months
Dose Expansion	33	15.9 months

Log-rank test: p <0.0001

- Significant shift in mPFS and mOS between melanoma patients treated during the dose escalation and dose expansion
- mPFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population*
- mOS in dose escalation is shorter than reported mOS for 2L+ cut. melanoma population*
- All patients in the dose escalation group deceased and 17/30 evaluable patients are alive in dose expansion#

Overall survival (OS) and progression-free survival (PFS) censored at data-cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted # 3 patients out of study at data-cut (withdrew consent)

Data cut-off Apr 07, 2025 18

Tolerability Profile of IMA203 Across All Dose Levels in Phase 1a/b All ≥ Grade 3 Adverse Events (N=74) ≥ Grade 3 Adverse event ( System organ class , Preferred term) % No. 100 .0 74 Patients with any adverse event 13.5 10 Adverse Events of Special Interest 10 .8 8 Cytokine release syndrome 1 4 .1 3 ICANS 2 1 .4 1 Haemophagocytic lymphohistiocytosis 98.6 73 Blood and lymphatic system disorders 90 .5 67 Neutropenia 1 52 .7 39 Lymphopenia 51 .4 38 Anaemia 51 .4 38 Leukopenia 36 .5 27 Thrombocytopenia 1 2 .7 2 Febrile neutropenia 1 .4 1 Cytopenia 1 .4 1 Leukocytosis 16.2 12 Infections and infestations 2 .7 2 Urinary tract infection 1 .4 1 Appendicitis 1 .4 1 COVID - 19 1 .4 1 Cytomegalovirus infection reactivation 1 .4 1 Enterococcal infection 1 .4 1 Fournier's gangrene 1 .4 1 Human herpesvirus 6 encephalitis 1 .4 1 Infection 1 .4 1 Orchitis 1 .4 1 Pneumonia 1 .4 1 Sepsis 3,4 1 .4 1 Septic shock 3 14.9 11 Investigations 9 .5 7 Alanine aminotransferase increased 6 .8 5 Aspartate aminotransferase increased 2 .7 2 Blood creatinine increased 1 .4 1 Blood alkaline phosphatase increased 1 .4 1 Blood bilirubin increased 1 .4 1 Blood fibrinogen decreased 1 .4 1 Lymphocyte count increased 13.5 10 Respiratory, thoracic and mediastinal disorders 5 .4 4 Hypoxia 2 .7 2 Pleural effusion 1 .4 1 Bronchial obstruction 1 .4 1 Dyspnoea 1 .4 1 Epistaxis 1 .4 1 Laryngeal inflammation 1 .4 1 Respiratory failure table continued… 9.5 7 Metabolism and nutrition disorders 4.1 3 Hypokalaemia 1 4.1 3 Hyponatraemia 2.7 2 Hypophosphataemia 1.4 1 Dehydration 1.4 1 Failure to thrive 9.5 7 Skin and subcutaneous tissue disorders 8.1 6 Rash maculo - papular 1.4 1 Eczema 9.5 7 Vascular disorders 8.1 6 Hypertension 1.4 1 Hypotension 6.8 5 Gastrointestinal disorders 4.1 3 Abdominal pain 1 1.4 1 Diarrhoea 1 1.4 1 Ileus 1.4 1 Vomiting 6.8 5 Renal and urinary disorders 5.4 4 Acute kidney injury 1.4 1 Proteinuria 1 5.4 4 General disorders and administration site conditions 1.4 1 Fatigue 1.4 1 General physical health deterioration 3 1.4 1 Pyrexia 1.4 1 Swelling face 4.1 3 Cardiac disorders 4.3 3 Atrial fibrillation 5 2.7 2 Eye disorders 1.4 1 Periorbital oedema 1.4 1 Ulcerative keratitis 2.7 2 Injury, poisoning and procedural complications 1.4 1 Humerus fracture 1 1.4 1 Infusion related reaction 2.7 2 Musculoskeletal and connective tissue disorders 1.4 1 Back pain 1.4 1 Muscle spasms 1 Adverse event ( System organ class , Preferred term) ≥ Grade 3 No. % table continued… 2.7 2 Nervous system disorders 1 .4 1 Headache 1 .4 1 Posterior reversible encephalopathy syndrome 1.4 1 Endocrine disorders 1 .4 1 Inappropriate antidiuretic hormone secretion 1.4 1 Hepatobiliary disorders 1 .4 1 Cholangitis 1.4 1 Reproductive system and breast disorders 1 .4 1 Vaginal haemorrhage Adverse event ( System organ class , Preferred term) ≥ Grade 3 No. % All treatment - emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al . , 2019 ) . Patients are counted only once per adverse event and severity classification . Based on interim data extracted from open clinical database ( 07 - Apr - 2025 ) ; 1 Two patients with disease progression after first IMA 203 infusion received exploratory second IMA 203 infusion . They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table : First patient : Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria ; Second patient : Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia ; 2 ICANS : Immune effector cell - associated neurotoxicity syndrome ; 3 Fatal Adverse events were not considered related to any study drug ; 4 Patient died from sepsis of unknown origin and did not receive IMA 203 TCR - T cells ; 5 DLT : Dose limiting toxicity in phase 1 a at DL 2 reported on March 17 , 2021 . Data cut - off Apr 7, 2025 19

CRS Events and Interventions After IMA203 Infusion in Melanoma Efficacy Population Manageable and Consistent with Mechanism of Action • Median day of onset (range): 1 (0, 3) • Median duration, days (range): 9 (2, 27) • Most CRS resolved by day 14 • No long - term CRS CRS Interventions Data cut - off Apr 7, 2025 20 n=33 24 (72.7) Interventions, n (%) 23 (69.7) Tocilizumab 11 (33.3) Steroids CRS Dynamics CRS, cytokine release syndrome G r a d e 3 2 1

Melanoma Efficacy Population (n=33)

Patients with Melanoma Treated with IMA203 in Phase 1b Dose Expansion

Patient ID	Indication	No of prior treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10^9]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL4-03	Cut. Melanoma	5	Dabrafenib + Trametinib Pembrolizumab Dabrafenib + Trametinib + Vemurafenib + Cobimetinib Tebentafusp Encorafenib + Binimetinib	1.30	cPR	-78.3	Ongoing response at 34.0 months PFS	
A-DL5-13	Cut. Melanoma	3	Nivolumab Pembrolizumab Ipilimumab + Nivolumab	9.80	cPR	-65.6	Ongoing response at 19.5 months PFS	
A-DL5-26	Uveal Melanoma	2	Melphalan Tebentafusp	8.14	cPR	-76.6	Ongoing response at 14.8 months PFS	
A-DL5-27	Cut. Melanoma	1	Relatlimab + Nivolumab	10.20	cCR	-73.3	Ongoing response at 14.4 months PFS	
A-DL5-31	Cut. Melanoma	3	Ipilimumab + Nivolumab Zimberelimab + Domvanalimab Encorafenib + Binimetinib	3.68	SD	-18.8	Ongoing disease stabilization at 11.7 months PFS	
A-DL5-32	Uveal Melanoma	6	Ipilimumab + Nivolumab Tebentafusp Melphalan Ipilimumab + Nivolumab DYP-688 Ipilimumab + Nivolumab	3.18	cPR	-39.5	Ongoing response at 8.7 months PFS	
A-DL4-09[#]	Uveal Melanoma	3	Ipilimumab + Nivolumab Darovasertib Tebentafusp	1.62	PR	-43.8	Initial disease stabilization transitioned into unconfirmed response ongoing at 7.8 months PFS	
A-DL4-10[*]	Uveal Melanoma	1	Tebentafusp	1.62	cPR	-41.7	Ongoing response at 5.1 months PFS	
A-DL5-34[*]	Uveal Melanoma	1	Tebentafusp	3.68	cPR	-50.0	Ongoing response at 4.9 months PFS	
A-DL5-36[*]	Uveal Melanoma	1	Brenetafusp	7.93	cPR	-60.4	Ongoing response at 3.2 months PFS	
A-DL5-01	Uveal Melanoma	1	ARRY614 + Nivolumab	4.16	cPR	-83.9	Response until 32.9 months PFS	New lesions
A-DL5-03	Cut. Melanoma	3	Interferon Pembrolizumab Ipilimumab + Nivolumab	5.12	cPR	-65.1	Response until 13.4 months PFS	Progression as determined by external assessment
A-DL5-21	Uveal Melanoma	2	Valproic acid + Sunitinib Tebentafusp	7.19	cPR	-78.8	Response until 12.4 months PFS	Non-target lesion progression
A-DL5-20	Uveal Melanoma	5	Ipilimumab + Pembrolizumab Tebentafusp Ipilimumab + Nivolumab Darovasertib + Binimetinib Camibirstat	8.43	SD	-17.6	Disease stabilization until 8.6 months PFS	Non-target lesion progression

[*] New since data cut-off on Aug 23, 2024; [#] has previously been reported as AA-1, patient withdrew consent at data-cut; [1] Transduced viable CD8 T cells;
BOR: Best overall response; DL: Dose level; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; PFS: Progression-free survival (censored at data-cut)

Data cut-off 07-Apr-2025 21

Melanoma Efficacy Population (n=33)

Patients with Melanoma Treated with IMA203 in Phase 1b Dose Expansion

Patient ID	Indication	No of prior treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10⁹]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-19	Uveal Melanoma	6	Pembrolizumab Clinical trial intrahepatic PV10 Ipilimumab + Nivolumab Clinical trial Anti-CTLA-4 NF AB + XRT Camibirstat Pembrolizumab	5.42	cPR	-50.9	Response until 8.5 months PFS	Non-target lesion progression
A-DL5-24	Uveal Melanoma	3	NOX66-005 Idronoxil with radiotherapy Darovasertib + Crizotinib LVGN3616 + LVGN6051 + LVGN7409 + Bevacizumab + Cyclophosphamide	2.89	cPR	-48.1	Response until 6.2 months PFS	New lesions
A-DL5-17	Cut. Melanoma	2	Ipilimumab + Nivolumab+Tociliziumab Nivolumab + Relatlimab + Tocilizumab + Ipilimumab	4.04	SD	-18.6	Disease stabilization until 6.1 months PFS	New lesion
A-DL5-29	Mucosal Melanoma	2	Nivolumab Ipilimumab + Nivolumab	7.94	cPR	-57.1	Response until 6.0 months PFS	Target lesion and non-target lesion progression
A-DL5-23	Cut. Melanoma	3	Ipilimumab + Nivolumab Encorafenib + Binimetinib Relatlimab + Nivolumab	6.94	cPR	-44.8	Response until 6.0 months PFS, patient off study at data-cut due to investigator decision (radiation of one target lesion)	
A-DL4-05	Cut. Melanoma	4	Nivolumab Ipilimumab+Nivolumab Dabrafenib + Trametinib Nivolumab	1.63	SD	11.4	Disease stabilization until 5.9 months PFS	New lesions, target lesion progression
A-DL5-10	Uveal Melanoma	1	SEA-CD40 + Pembrolizumab	2.68	cPR	-40.8	Response until 5.8 months PFS	Target lesion progression
A-DL4-04	Melanoma (Unk. Primary)	1	Ipilimumab + Nivolumab	1.73	SD	0.0	Disease stabilization until 5.7 months PFS	New lesion
A-DL4-07	Cut. Melanoma	2	Ipilimumab + Nivolumab Brektovi + Mektovi + Nivolumab + Relatlimab	1.55	cPR	-65.9	Response until 5.7 months PFS	New lesions
A-DL5-15	Cut. Melanoma	1	Pembrolizumab	3.02	cPR	-58.8	Response until 5.6 months PFS	New lesions
A-DL5-18	Uveal Melanoma	2	Tebentafusp Ipilimumab + Nivolumab	5.71	SD	-25.4	Disease stabilization until 5.5 months PFS	New lesion
A-DL5-22	Cut. Melanoma	2	Ipilimumab+Nivolumab Tafinlar + Mekinist	6.31	PR	-59.3	Disease stabilization until 2.7 months post infusion, unconfirmed response from 2.7 until 5.5 months PFS	New lesion
A-DL5-12	Uveal Melanoma	3	Tyrosinase peptides Nivolumab + Ipilimumab + Denosumab Tebentafusp	4.50	SD	-22.6	Disease stabilization until 3.5 months PFS	Target and non-target lesion progression, new lesion
A-DL5-28	Mucosal Melanoma	3	Ipilimumab + Nivolumab Avapritinib Opdualag	3.33	PR	-36.9	Unconfirmed response until 2.8 months PFS	Target lesion progression
A-DL5-25	Cut. Melanoma	2	Ipilimumab + Nivolumab Axitinib + Nivolumab	5.14	SD	4.6	Disease stabilization until 2.7 months PFS	Non-target lesion progression, new lesions
A-DL5-33*	Cut. Melanoma	4	Pembrolizumab Pembrolizumab TC TLR7/8 + Pembrolizumab Brenetafusp	9.76	SD	-11.5	Disease stabilization until 2.1 months PFS	New lesion

* New since data cut-off on Aug 23, 2024; [1] Transduced viable CD8 T cells;
BOR: Best overall response; DL: Dose level; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; PFS: Progression-free survival (censored at data-cut)

Data cut-off 07-Apr-2025 22

Melanoma Efficacy Population (n=33)

Patients with Melanoma Treated with IMA203 in Phase 1b Dose Expansion

Patient ID	Indication	No of prior treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10^9]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-14	Cut. Melanoma	2	Nivolumab Encorafenib + Binimetinib	2.34	PD	-41.5	Progressive disease at 1.4 months PFS	New lesions
A-DL5-35*	Uveal Melanoma	2	Tebentafusp Ipilimumab + Nivolumab	3.71	PD	-37.5	Progressive disease at 1.4 months PFS	Non-target lesion progression
A-DL4-06	Uveal Melanoma	0	NA	2.56	PD	-6.3	Progressive disease at 1.4 months PFS	New lesion

* New since data cut-off on Aug 23, 2024; [1] Transduced viable CD8 T cells;
BOR: Best overall response; DL: Dose level; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; PFS: Progression-free survival (censored at data-cut)

Data cut-off 07-Apr-2025 23